FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 10/10/2012

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing Ternium receives payment of all outstanding amounts in connection with Sidor's nationalization.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes
Name: Raul Darderes
Title: Secretary of the Board of Directors

Dated: October 10, 2012

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium receives payment of all outstanding amounts in connection with Sidor's nationalization

Luxembourg, October 10, 2012 - Ternium S.A. (NYSE: TX) announced today that it has received payment of the unpaid portion of the agreed-upon compensation for the May 2009 transfer of its interest in Sidor. Ternium received USD136.7 million.

The receipt of this payment resolves the pending dispute with Venezuela relating to the nationalization of Sidor, which was submitted for arbitration before the International Centre for Settlement of Investment Disputes (ICSID).

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately 10.8 million tons of finished steel products.  More information about Ternium is available at www.ternium.com.